January 28, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Attn:	Abby Adams, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporate Finance

Re:	Total Logistics, Inc. Schedule 14D-9, Amendment No. 1 Filed January 25, 2005

Ladies and Gentlemen:

        On behalf of Total Logistics, Inc., a Wisconsin corporation (the “Company”), and as requested in the letter dated January 27, 2005, from Abby Adams, Special Counsel of the Office of Mergers and Acquisitions, Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	comments of the Commission staff (the “Staff”) or changes to disclosure in response to comments of the Staff in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TOTAL LOGISTICS, INC.
By:	/s/ William T. Donovan
William T. Donovan President and Chief Executive Officer